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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)


                             SWISS ARMY BRANDS, INC.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    870827102
                                   ----------
                                 (CUSIP Number)

                            Charles B. Friedman, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                            New York, New York 10105
                                 (212) 468-8000
                                 ---------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 14, 1998
                                ----------------
            (Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


                                    [ ]


Page 1 of 7


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----------------------                    --------------------------
 CUSIP NO. 870827102          13D                Page 2 of 7
----------------------                    --------------------------


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     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1

                                  Victorinox AG
--------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [ ]
--------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------
     SOURCE OF FUNDS
4
                                   WC
--------------------------------------------------------------------
5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
                                   Switzerland
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                         SOLE VOTING POWER

                     7
                     -----------------------------------------------
     NUMBER OF          SHARED VOTING POWER
       SHARES        8
    BENEFICIALLY                             2,133,500
      OWNED BY       -----------------------------------------------
        EACH            SOLE DISPOSITIVE POWER
     REPORTING       9
    PERSON WITH
                     -----------------------------------------------
                        SHARED DISPOSITIVE POWER
                     10
                                             2,133,500
--------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11
                               2,133,500
--------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [ ]
--------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                 24.1%
--------------------------------------------------------------------
     TYPE OF REPORTING PERSON
14
                                   CO
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----------------------                    --------------------------
 CUSIP NO. 870827102          13D                Page 3 of 7
----------------------                    --------------------------


--------------------------------------------------------------------
     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1

                                  Charles Elsener, Sr.
--------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [ ]
--------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------
     SOURCE OF FUNDS

4
                                   N/A
--------------------------------------------------------------------
5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
                                   Switzerland
--------------------------------------------------------------------
                         SOLE VOTING POWER

                     7
                     -----------------------------------------------
     NUMBER OF          SHARED VOTING POWER
       SHARES        8
    BENEFICIALLY                             2,133,500
      OWNED BY       -----------------------------------------------
        EACH            SOLE DISPOSITIVE POWER
     REPORTING       9
    PERSON WITH
                     -----------------------------------------------
                        SHARED DISPOSITIVE POWER
                     10
                                             2,133,500
--------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11
                               2,133,500
--------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [ ]
--------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                 24.1%
--------------------------------------------------------------------
     TYPE OF REPORTING PERSON
14
                                   IN
--------------------------------------------------------------------


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                         AMENDMENT NO. 6 TO SCHEDULE 13D

     Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995, Amendment No. 2 dated June 26, 1996, Amendment No. 3 dated November 2, 1996, Amendment No. 4 dated November 17, 1997 and Amendment No. 5 dated December 30, 1997 filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc.

     The purpose of this Amendment is to report that Victorinox has purchased a total of 133,500 shares of Swiss Army Common Stock in open market transactions.

     Each of Victorinox and Mr. Elsener is responsible for the completeness and accuracy of only that information concerning each of Victorinox and Mr. Elsener, respectively, contained herein, or in any subsequent amendment and is not responsible for the completeness or accuracy of any information concerning the other party. Neither Victorinox nor Mr. Elsener knows or has reason to believe that any information concerning the other party contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other party contained in such amendment is inaccurate at the time of such execution.

Item 3.  Source and Amount of Funds or Other Consideration.

     Victorinox purchased an aggregate of 133,500 shares of Common Stock of Swiss Army (the "Additional Shares") in open market transactions from October 12, 1998 through November 3, 1998 for an aggregate purchase price of $1,193,062.50 paid in cash from Victorinox's working capital.

Item 4.  Purpose of Transaction.

     Victorinox acquired the Additional Shares for investment purposes.


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     Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their investment in Swiss Army, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or to be held by them, depending on market conditions and other circumstances. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of Swiss Army, or the disposition of securities of Swiss Army;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Swiss Army or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Swiss Army;

     (f) Any other material change in Swiss Army's business or corporate structure;

     (g) Changes in Swiss Army's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

     (h) Causing a class of securities of Swiss Army to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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     (i) A class of equity securities of Swiss Army becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) Victorinox is the beneficial owner of an aggregate of 2,133,500 shares of Common Stock, constituting approximately 24.1% of the issued and outstanding shares of Common Stock as of the date hereof. As the controlling stockholder of Victorinox, Mr. Elsener may be deemed to be the beneficial owner of the shares of Common Stock held by Victorinox and thus may be deemed to be the beneficial owner of 2,133,500 shares of Common Stock, constituting approximately 24.1% of the issued and outstanding shares of Common Stock as of the date hereof.

     (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote and to dispose or direct disposition of 2,133,500 shares of Common Stock held by Victorinox.

     (c) Except for the open market purchases by Victorinox described below, there were no transactions in Common Stock effected during the sixty day period prior to the date of the event which requires the filing of this statement.


Date                         No. Shares        Purchase Price Per Share
----                         ----------        ------------------------
October 12, 1998               30,000                 $9.00
October 12, 1998                1,000                  9.3125
October 13, 1998               25,000                  9.00
October 14, 1998               75,000                  8.875
October 16, 1998                1,000                  9.25
October 28, 1998                  500                  9.25
November 2, 1998                  500                  9.25
November 3, 1998                  500                  9.25


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     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1998

                              VICTORINOX AG

                              By: /s/ Charles Elsener, Sr.
                                  ------------------------
                                  Charles Elsener, Sr.


                                  /s/ Charles Elsener, Sr.
                                  ------------------------
                                  Charles Elsener, Sr.


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